Exhibit 1.02

Conflict Minerals Report

Xcerra Corporation (the “Company”) has prepared this Conflict Minerals Report (the “Report”) pursuant to Rule 13p-1 and Form SD (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2013 to December 31, 2013.

The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products for which the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals, which we collectively refer to in this Report as the “Conflict Minerals,” are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten. The “Covered Countries” for the purposes of the Rule and this Report are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola. As described in this Report, certain of the Company’s operations manufacture, or contract to manufacture, products for which Conflict Minerals are necessary to the functionality or production of those products.

The Company conducted a reasonable country of origin inquiry (“RCOI”) with regard to the necessary Conflict Minerals in its products using methods that were reasonably designed to determine whether any of the Conflict Minerals originated in the Covered Countries and whether any of the Conflict Minerals are from recycled or scrap sources. Based on this inquiry, we were unable to determine that the Conflict Minerals did not originate in the Covered Countries or that they came from recycled or scrap sources. Accordingly, the Company exercised due diligence on the source and chain of custody of the necessary conflict minerals, as described in this report.

Section 1.	Overview

Description of the Products covered by this Report

This Report relates to products: (i) for which Conflict Minerals are necessary to the functionality or production of that product, (ii) that were manufactured, or contracted to be manufactured, by the Company; and (iii) for which the manufacture was completed during calendar year 2013.

These products, which are referred to in this Report collectively as the “Covered Products,” are our three core automatic test equipment products and their related instruments, including the Diamond Series, X-Series, and ASL Series Platforms. We also supply spare parts components for repair services offered to customers.

The Rule permits a registrant that acquires or otherwise obtains control over a company that manufactures or contracts to manufacture products with Conflict Minerals necessary to the functionality or production of those products that previously had not been obligated to provide a specialized disclosure report for those minerals to report on the acquired company’s products beginning with the first reporting calendar year that begins no sooner than eight months after the effective date of the acquisition. Accordingly, the businesses conducted by atg L&M, Everett Charles Technologies, and Multitest, acquired by Xcerra from Dover Corporation on December 1, 2013, were not considered for this assessment.

Section 2.	Due Diligence Process

Due Diligence Program Design

The Company exercised due diligence on the source and chain of custody of the Conflict Minerals. We designed our due diligence measures to conform, in all material respects, with the criteria set forth in the Organization for Economic Co-operation and Development’s (the “OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, as supplemented by the Supplement on Tin, Tantalum and Tungsten and the Supplement on Gold (collectively, the “OECD Guidance”).

The OECD Guidance establishes a five-step framework for due diligence as a basis for responsible global supply chain management of minerals from conflict-affected and high-risk areas. This framework, and our respective actions thereunder are described below:

Step 1: Establish Strong Company Management Systems

Conflict Minerals Policy

The Company adopted a Conflict Minerals Policy and communicated the policy internally by e-mail and meetings to direct suppliers that we determined to potentially be in scope. The Policy is intended to, among other things, define and communicate the following expectations to our suppliers:

•	Suppliers are required to assist the Company in the RCOI process; and

•	Suppliers are required to identify and communicate pertinent data for Conflict Minerals supplied to the Company.

The Policy is publicly available at http://www.xcerra.com/investors/corporate-governance.html.

Internal Management

The Company created a team of senior staff under the General Counsel and compliance function charged with creating and implementing our Conflict Minerals compliance strategy. The following functional areas were represented on the working group: Supplier Procurement, Manufacturing Operations, Finance, Legal, and representatives from each of the Company’s business units.

Control Systems

The Company does not maintain direct relationships with mines, smelters or refiners (“smelters”). Our control systems over Conflict Minerals, as they are currently implemented, involve risk-assessment procedures to identify affected products and suppliers. Affected suppliers are engaged directly through the RCOI process to identify and obtain data for Conflict Minerals reporting under the Rule.

Supplier Engagement

In connection with our RCOI, we conducted outreach to our suppliers to inform them of the Rule and our Conflict Minerals Policy. In conducting our due diligence, we requested our direct suppliers to provide us with information concerning the usage and source of Conflict Minerals in their components, parts and products that we identified as potentially being in scope, as well as information concerning their related compliance efforts, through the submission to us of a completed Electronic Industry Citizenship Coalition-Global e-Sustainability Initiative’s Conflict Minerals Reporting Template.

Additionally, as part of the Company’s sourcing program, the Company has, in its standard terms and conditions of purchase, required all suppliers to comply with the terms of the Conflict Minerals Policy. We archive the received supplier responses to our RCOI. Feedback from this process is used in future design of our Rule compliance program.

Step 2: Identify and Assess Risk in the Supply Chain

Because of our size, the breath and complexity of our products, and the constant evolution of our supply chain, it is difficult to identify actors downstream from our direct suppliers. We have relied on our suppliers’ responses to provide us with information about the source of Conflict Minerals contained in the components supplied to us. Our direct suppliers are similarly reliant upon information provided by their suppliers.

Step 3: Design and Implement a Strategy to respond to Identified Risks

The Company determined Conflict Minerals are necessary to the functionality or production of the Covered Products. If the Company becomes aware through its RCOI efforts or due diligence procedures that a supplier is sourcing Conflict Minerals that benefit armed groups in the covered countries, the Company will take action including, but not limited to, the following steps:

•	Notify the supplier of the Company’s policy regarding Conflict Minerals; and

•	Work with the supplier through communication from our Sourcing department to help the supplier source in a responsible manner.

The Company focuses on fostering healthy, long-term relationships with its suppliers. No supplier relationships have been terminated as a result of our Conflict Minerals compliance initiatives.

Step 4: Audits of Supply Chain Due Diligence

The Company does not have direct relationships with Conflict Minerals smelters and we do not perform independent audits of these entities. In connection with our due diligence, we utilized information made available by the Conflict-Free Sourcing Initiative concerning independent third-party audits of smelters and refiners.

Step 5: Report on Supply Chain Due Diligence

In accordance with the OECD Guidance and the Rule, this Report is available on our website http://www.xcerra.com/investors/corporate-governance.html.

Section 3.	Results of Due Diligence

Based on the procedures performed under our Conflict Minerals Compliance Program, and as described above, we have not been able to identify the mine or location of origin information for all Conflict Minerals in our supply chain.

Section 4.	Improvements to Our Conflict Minerals Process (Including Due Diligence)

We are committed to meeting our Conflict Minerals compliance obligations under the Rule. Steps taken since the end of the period covered in this Conflict Minerals Report include the following:

•	Continued refinement by the Sourcing department of the monitoring and identification of the risk of Conflict Minerals in our supply chain.

•	Continued communication from our Sourcing department to our direct suppliers with the intent of identifying the location of origin of Conflict Minerals supplied to us.

•	Continued internal development of a Conflict Minerals compliance database through a cross-functional taskforce comprising representatives from the Steering Committee, Sourcing, Legal and Finance and Accounting. The intent of this database is to aggregate location of origin information for Conflict Minerals within our supply chain.

Section 5.	Forward-Looking Statements

The statements above are based on the RCOI process and due diligence performed in good faith by us. These statements are based on the infrastructure and information available at the time. A number of factors could introduce errors or otherwise affect our reported information and Conflict Minerals status. These factors include, but are not limited to, gaps in supplier data, errors or omissions by suppliers, and gaps in supplier education and knowledge.

This Specialized Disclosure Report on Form SD contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements include any plans or intentions to improve the number and quality of supplier and smelter response rates and steps we intend to take to mitigate risk in our supply chain. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected. In particular, the Company’s actions and the results of those actions may be affected by: (a) changes in global regulations related to the extraction of and disclosure obligations related to conflict minerals; (b) the ability of our suppliers to provide accurate information in response to our requests; and (c) the availability of alternate sources of materials necessary to the functionality or production of our products on commercially reasonable terms or at all. These forward-looking statements are made as of the date hereof and the Company assumes no obligation to update such statements.